November 6, 2009

Michael J. Labedz
President and Chief Executive Officer
HealthPort, Inc.
925 North Point Parkway, Suite 350
Alpharetta, GA 20005

>   **Re: HealthPort, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed November 3, 2009**
>   **File No. 333-161381**

Dear Mr. Labedz:

        We have reviewed your revised filing and have the following comments. Unless otherwise indicated, references to prior comments refer to those contained in our comment letter dated October 30, 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, Release of Information Services Segment, page 49

1.   We have reviewed your revised disclosures in response to our prior comments 4 and 5. We have the following additional comments.

-       We note your statement on page 71, that approximately 10% of your ROI revenue and 50% of your bad debt expense is related to small dollar billings to individuals. Expand your disclosure to clarify how you define the "small dollar billings to individuals" and indicate whether these small dollar billings represent a separate class of customer. In addition, expand your disclosure to provide the percentage of your accounts receivable that relates to these individuals in combination with your disclosures of the percentage of bad debt expense and ROI revenue. In addition, disclose when you establish an allowance for a past due account (i.e., number of days past due).

-       On page 71, you disclose that your accounts receivable allowance represents 31%, 30% and 27% of your accounts receivable at December 31, 2007,

2008 and at September 30, 2009. We further note you bill several hundred thousand transactions each month and the billings are to requestors that are not contracted customers. In light of these two factors, your disclosure should address how you have determined that collectability is reasonably assured and how you manage ongoing credit risk associated with each customer class to enable a reader to evaluate the quality of your receivables as a source of liquidity.

- We note under your discussion of concentrations of credit risk on page F-17, that you have determined your exposure to credit risk with respect to accounts receivable is limited. Explain to us how you have reached this conclusion in light of your significant accounts receivable allowance, your business practice of billing the requestor of information who is not your contracted customer, and the fact that you bill several hundred thousand transactions each month. In this respect, consider revising these disclosures on page F-17 to address whether small dollar billing represents a concentration of credit risk and how you have determined the creditworthiness of the requestors.

Credit Facility and Senior Subordinated Notes, pages 72 and 74

2. We note that you disclose the ramifications if you default under your credit agreement. Since your actual ratios are "close" to your various covenant ratios, you should provide an analysis of events that might occur that would cause you to not comply with those ratios. For example, consider including a discussion of the "margin" between the actual ratios and covenant ratios. That is, consider disclosing the amount of reduction of operating results that would cause the company to fail to comply with its covenant ratios. If it is reasonably likely that you will fail to be in compliance in twelve months or more, you should disclose the trends that could result in this outcome and the implications these events will have upon your liquidity.

Notes to Consolidated Financial Statements

Corporate Reorganization, page F-9

3. Revise to disclose the information regarding accelerating the vesting of B-1 and B-2 shares as outlined in your response to prior comment no. 7. Your disclosures should include the amount of unrecognized compensation expense that will be recognized upon the acceleration. In addition, the impact of modifications, if material, should be disclosed.

***

You may contact Ryan Rohn at (202) 551-3739 or Tamara Tangen at (202) 551-3443 if you have questions or comments on the financial statements and related matters. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (212) 446-6460</u>
        Joshua N. Korff, Esq.
        Jason K. Zachary, Esq.
        Kirkland & Ellis LLP